Suite 1560 - 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP TO RELEASE SECOND QUARTER RESULTS AUGUST 15th

Vancouver, BC, July 14, 2005 - Goldcorp Inc. (TSX: G; NYSE: GG) will release second quarter results after market close on Monday, August 15th, 2005.

Second Quarter Earnings Conference Call:

A conference call will be held Tuesday, August 16th at 11:00 a.m. (ET) to discuss these results. You may join the call by dialing toll free 1-888-789-0150 or (416) 695-6622 for calls from outside Canada and the US.

The conference call will be recorded and you can listen to a playback of the call after the event by dialing 1-888-509-0081 or (416) 695-5275. A live and archived audio webcast will be available on the website at www.goldcorp.com.

Goldcorp is the world’s lowest cost million ounce gold producer with safe, profitable and sustainable mining operations throughout the Americas and in Australia. In 2005, gold production is expected to exceed 1.1 million ounces at a cash cost of less than US$60 per ounce, and by 2007, gold production is expected to grow to over 1.6 million ounces. The company has a strong balance sheet with approximately US$400 million in cash and equivalents, no debt and no hedging.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
1560-200 Burrard Street
Vancouver, British Columbia, V6C 3L6
Telephone: 1800-567-6223
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com